Exhibit 99.1

PRESS RELEASE

Borr Drilling Limited – Investor Presentation

Hamilton, Bermuda, September 16, 2026 - Borr Drilling Limited (NYSE and OSE: BORR) today published a new investor presentation on its website (www.borrdrilling.com) in connection with Pareto Securities' 33rd Annual Energy Conference.

About Borr Drilling Limited
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Børs since May 21, 2026 under the ticker "BORR." The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208, ir@borrdrilling.com